Exhibit 99.1

January 7, 2026

Trump Wants Greenland. Why He May Be Overestimating Its Value.

Key Points

About This Summary

●	The U.S. wants to acquire Greenland for strategic Arctic control and mineral resources, but it already has capabilities in the territory, which is part of Denmark.

●	Greenland possesses significant rare earth element deposits and an estimated 13 billion barrels of oil, but extraction of those resources would be challenging.

●	Denmark’s national bank reported Greenland faces a slowing economy, skilled worker shortages, and rising healthcare costs leading to a 2025 deficit.

It’s no secret that the U.S. wants to make Greenland its own. But while there are many reasons driving President Donald Trump’s effort to procure the large, sparsely-populated Arctic island, some experts think the benefits of doing so may be exaggerated.

“Everything that the United States could possibly want from Greenland it already has,” says Robert Neil Huebert, a political science professor at the University of Calgary and Director of its Centre for Military, Security and Strategic Studies.

Located northeast of Canada at the junction of the North Atlantic and the Arctic Ocean, Greenland is ideally positioned to monitor submarines entering the Atlantic, detect long-range ballistic missiles, and serve as a base for satellite operations. “It is a strategically exposed island in the Arctic—an area that sees increased activity from Russia and China,” Justina Budginaite-Froehly, a fellow at the non-partisan Atlantic Council think tank, told Barron’s.

But the U.S. already has all those monitoring capabilities with its current arrangement. In addition to its Pituffik Space Base there, the U.S. has secured various treaties giving it broad access to the 836,000-square mile island, which happens to be owned by Denmark.

The Trump administration views annexing Greenland as giving the U.S. “more control over the Arctic region and ensuring that China and Russia and our adversaries cannot continue their aggression in this very important and strategic region,” White House press secretary Karoline Leavitt told reporters Wednesday afternoon.

But acquiring Greenland could both increase tensions with Europe—Denmark has said the territory isn’t for sale and a takeover would violate the North Atlantic Treaty Organization’s collective security guarantee—while emboldening Russia and China to make similar territorial claims in Europe and Asia.

The U.S. also is interested in Greenland to extract minerals from there, but those benefits may be overstated, too.

Greenland has some of the largest rare earth element (REE) deposits in the world by weight, notes Kathryn Goodenough, principal geologist at the British Geological Survey. These include unusual ones such as the gemstone eudialyte and steenstrupine, which contains other rare earths used in high-tech devices. However, they are also lower grade than many such ores mined elsewhere across the globe, Goodenough notes.

Mining those reserves is particularly tough. “They are very complex ores with highly unusual mineralogy, and some of them have relatively high contents of the radioactive elements uranium and thorium,” Goodenough notes. “As yet, no company has successfully opened a REE mine in the region, due to a combination of geological, environmental, engineering, economic and social acceptance challenges.”

There’s also oil in Greenland, as much as 13 billion barrels according to a recent estimate from advisory firm Sproule ERCE, but so far companies have been unable to access it.

The territory banned new oil drilling there in 2021, largely over environmental concerns. Licenses granted before the moratorium have opened up the possibility of a new revenue source that could help Greenland become financially independent from Denmark, which currently subsidizes the semiautonomous territory.

Greenland could use an influx of cash. It faces a slowing economy and modest growth, according to a Tuesday report from Denmark’s national bank. A shortage of skilled workers and rising healthcare costs amid an aging population have contributed to an expected deficit in 2025. Healthcare is free in Greenland, paid for by the government.

“Greenland offers a density of critical natural resources that is virtually unmatched,” says Robert Price, CEO of the Texas-based oil-drilling company March GL, which is looking to extract oil from Greenland’s Jameson Land basin. (March GL will become Greenland Energy Company following its planned merger with Pelican Acquisition Corp.) Greenland would get a cut of any profits from oil that potentially gets extracted.

Such enthusiasm is helping to propel the accelerated timeline for working out a deal with Denmark. Secretary of State Marco Rubio said Wednesday that he is meeting with Denmark next week to talk about Greenland.

Diplomacy is always the “first option,” Leavitt said Wednesday, after floating the prospect of military action on Tuesday.

“I see military involvement as rather unlikely,” says the Atlantic Council’s Budginaite-Froehly. “More feasible could be behind-the-scenes pressure on Denmark and Europe, potentially in combination with the ongoing Ukraine peace negotiations.”

Talks could be helped along by the prospect of losing U.S. business if it fails to cooperate. More than 20% of Danish exports go to the U.S., including drugs from pharmaceutical firm Novo Nordisk, Danske Bank economists noted on Wednesday.

https://www.barrons.com/articles/greenland-trump-minerals-defense-denmark-e08b926f

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